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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  JCC Holding Company

Title of Class of Securities: Common Stock

CUSIP Number: 46611Q403



  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 46611Q403

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    1,135,830

6.  Shared Voting Power:



7.  Sole Dispositive Power:

    1,135,830


8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

    1,135,830

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares







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11. Percent of Class Represented by Amount in Row (9)

    9.2%

12. Type of Reporting Person

    IA; OO










































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CUSIP Number: 46611Q403

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Fund II, L.P.

2. Check the Appropriate Box if a Member of a Group a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

    710,469

7.  Sole Dispositive Power:




8.  Shared Dispositive Power:

    710,469

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    710,469


10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares






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11. Percent of Class Represented by Amount in Row (9)

    5.7%

12. Type of Reporting Person

    PN











































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Item 1(a) Name of Issuer:  JCC Holding Company

      (b) Address of Issuer's Principal Executive Offices:

              One Canal Place
              365 Canal Street, Suite 900
              New Orleans, Louisiana 70130

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Contrarian Capital Management, L.L.C. ("CCM")
          Contrarian Capital Fund II, L.P. ("Fund II")
          411 West Putnam Avenue
          Suite 225
          Greenwich, CT 06830

          CCM is a Delaware limited liability company.
          Fund II is a Delaware limited partnership.

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  46611Q403

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,





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    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned: CCM - 1,135,830 shares; Fund II - 710,469 shares.

         (b) Percent of Class: CCM - 9.2%; Fund II - 5.7%.

         (c) CCM - 0 shares with shared power to vote or to direct the vote; 1,135,830 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of; 1,135,830 shares with the sole power to dispose or to direct the disposition of

             Fund II - 710,469 (This amount is included in the shares that are itemized under CCM. CCM shares the power to vote or direct the vote of these shares with Fund II as indicated below.)
             shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 710,469 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.



Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.



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         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By: /s/ Jon R. Bauer
    _________________________
    Jon R. Bauer, Managing Member

    CONTRARIAN CAPITAL FUND II, L.P.

    By: Contrarian Capital Management, L.L.C., its
           General Partner

    By: /s/ Jon R. Bauer
    _________________________
    Jon R. Bauer, Managing Member




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    Date: March 22, 2002

















































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                            AGREEMENT


      The undersigned agree that this Schedule 13G dated March
22, 2002 relating to the Common Stock of JCC Holding Company shall be filed on behalf of the undersigned.

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             By:   /s/ Jon R. Bauer
                                 _____________________________
                                 Jon R. Bauer, Managing Member

                             CONTRARIAN CAPITAL FUND II, L.P.

                             By: Contrarian Capital Management,
                                 L.L.C., its General Partner

                             By: /s/ Jon R. Bauer
                                 _____________________________
                                 Jon R. Bauer, Managing Member





























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